UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

ROI LAND INVESTMENTS LTD

(Full Name of Registrant)

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-54368

(Check one): [ ] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: September 30, 2016

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-QSB
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

ROI LAND INVESTMENTS LTD.

1002 Sherbrooke West, Suite 1430

Montreal, Quebec, H3A 3L6

Tel: 1-888-351-7004

Address of  Principal Executive Office (Street and Number)

PART II - RULE 12b-25(b)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

1

PART III - NARRATIVE

The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because the Registrant encountered delays in its preparation of its second quarter quarterly financial statements due to the resignation of its Chief Financial Officer (“CFO”) and the death of its principal accounting officer (“PAO”). The Registrant has replaced the CFO and engaged a consulting firm to perform the functions of the PAO in the interim, but has yet to be able to file its Form 10-Q for the second quarter. Until the second quarter Form 10-Q has been completed Registrant will not be able to prepare its third quarter Form 10-Q, which means the third quarter Form 10-Q will not be completed by November 21, 2016.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Sami Chaouch, Executive Chairman

(Name)

(514) 416-4764

(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ ] Yes [X] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________

ROI LAND INVESTMENTS LTD.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned and hereunto duly authorized.

By Sami Chaouch, Executive Chairman

Date:  November 15, 2016

By /s/ Sami Chaouch